

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Hsiang En Lee
Chief Executive Officer
Gold Quantum Group, Inc.
Morgan Tower 6th Floor
Diamond Island, Phoenix Bridge
Phnom Penh, Cambodia 12000

      Re: Gold Quantum Group, Inc.
          Registration Statement on Form 10-12G
          Filed April 3, 2023
          File No. 000-56534

Dear Hsiang En Lee:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction

cc: J. Britton Williston